                                          FILING PURSUANT TO RULE 425
                                          OF THE SECURITIES ACT OF 1933

                                          FILER: JO-ANN STORES, INC.

                                          SUBJECT COMPANY: JO-ANN STORES, INC.
                                          (COMMISSION FILE NO. 1-6695)

[JO ANN LOGO]
                                                                October 13, 2003


Dear Team Members,

This past May our Company announced a proposal to reclassify our two types of common stock (JAS A and JAS B) into a single voting class of stock (JAS). Since that time we have been completing the required paperwork with the government in order to put this proposal to a vote of our shareholders. A special meeting of shareholders has been scheduled for November 4, 2003 to vote on this proposal (see the attached press release announcement).

I want to provide you with the necessary information in order to help you understand what the change means and why the change is in the best interest of the Company and shareholders.

I have tried to make the information more clear by using a question and answer format, which is shown below. However, if you have any questions or comments about the stock reclassification please contact Rosalind Thompson in Human Resources at 1-330-656-2600 (x 3489).

In short, our Board of Directors recommends that shareholders vote for this proposal and I also encourage our Team Members that are shareholders to vote for the reclassification.

Best Regards,


/s/ Alan Rosskamm

Alan Rosskamm
Chairman, President and CEO

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                      JO-ANN STORES STOCK RECLASSIFICATION
                             QUESTIONS AND ANSWERS

1. WHAT ARE THE BENEFITS OF HAVING A SINGLE CLASS OF COMMON STOCK?

There are many benefits to the reclassification of our stock into a single class. These benefits include:

     -    A stock structure that's easier for shareholders to understand;

     -    A clearer relation between stock ownership and voting rights; and

     - Increased daily trading volume making it easier to buy and sell shares, making Jo-Ann stock more attractive to potential large investors, such as mutual funds and other institutional investors.

2. WHAT WILL HAPPEN TO EACH TYPE OF STOCK IF THE RECLASSIFICATION IS APPROVED?

Under the proposal, JAS B shares, which currently do not have voting rights, will receive one vote per share and become Common Shares. Additionally, JAS A shares, which currently have one vote per share, will be reclassified into 1.15 Common Shares. This multiple is used to account for the historic difference in the price between JAS A and JAS B.

3. WHO WILL ULTIMATELY DECIDE IF THE STOCK RECLASSIFICATION IS RIGHT FOR JO-ANN STORES?

The reclassification into a single share class must be approved by a majority of all shareholders (JAS A and JAS B shareholders). In early October, all shareholders as of the record date (September 10, 2003) were mailed a proxy and voting materials regarding this proposed transaction.

4. DO I NEED TO GO TO THE SPECIAL MEETING OF SHAREHOLDERS IF I OWN STOCK?

If you own JAS A or JAS B common shares, you may vote on the stock reclassification. You do not need to attend the special shareholders meeting to vote. To vote you need to complete a proxy voting form, which is included in the mailing sent to you in early October. Depending on your type of ownership (401(k), ASOP, separately held securities), your mailing was sent from ADP or your stockbroker. You may receive multiple packages, each of which will require your vote.

5. I WANT TO VOTE, BUT DID NOT RECEIVE A VOTING PACKET?

If you did not receive a voting packet, but believe you should have, please contact Wendy Stewart at 330-656-2600 (x6617).

6. CAN I TAKE OFF OF WORK TO ATTEND THE SPECIAL MEETING?

If you are a Jo-Ann (JAS A or JAS B) shareholder, you are able to attend the special meeting of the shareholders, but you are not required to attend this meeting in order to vote on the issue. If you would like to attend the meeting, you will need to discuss being absent from work with your supervisor, just as if you were taking off work for any other occasion.


--------------------------------------------------------------------------------
The Company is soliciting proxies for the special meeting of shareholders relating to the proposed reclassification transaction through a proxy statement/prospectus that has been filed with the Securities and Exchange Commission as part of a Form S-4 Registration Statement. The Company has mailed copies of the proxy statement/prospectus, along with proxy forms, to its shareholders in connection with the special meeting of shareholders. The proxy statement/prospectus contains important information regarding the solicitation by the Company and other important information about the reclassification transaction.

Shareholders of the Company are urged to read the proxy statement/prospectus because it contains important information. Shareholders of the Company may obtain, free of charge, copies of the proxy statement/prospectus and other documents filed by the Company with the Securities and Exchange Commission at the Internet website maintained by the Securities and Exchange Commission at www.sec.gov. These documents may also be obtained free of charge by calling Ms. Wendy Stewart at 330-656-2600.



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


[JO ANN LOGO]                                                      NEWS RELEASE
-------------------------------------------------------------------------------
5555 DARROW ROAD . HUDSON . OHIO 44236 . PHONE: 330/656-2600 FAX: 330/463-6675

FOR IMMEDIATE RELEASE

CONTACT:     Brian Carney                             Investor Relations:
             Executive Vice President, CFO            Don Tomoff
             Jo-Ann Stores, Inc.                      Vice President, Finance
             330/656-2600                             Jo-Ann Stores, Inc.
             http://www.joann.com                     330/463-6815


      SPECIAL SHAREHOLDERS MEETING SCHEDULED FOR NOVEMBER 4, 2003

HUDSON, OH--October 9, 2003 - Jo-Ann Stores, Inc. (NYSE: JAS.A and JAS.B) announced that it has mailed proxy statements to shareholders of record as of September 10, 2003, in connection with a proposed reclassification of its two classes of common shares into one voting class. A special meeting of shareholders to vote on this proposal, as well as certain other governance proposals, is scheduled to be held on November 4, 2003 at 8:00 A.M., Eastern time.

The proposal must be approved by a majority of the shares outstanding of both the Company's Class A and Class B shares. If approved by the shareholders, the single class of stock will be traded on the New York Stock Exchange, under the symbol "JAS" post-reclassification.

Under the proposed reclassification, shares of the Company's Class B shares, which currently do not have voting rights other than as required by law, will be amended to have one vote per share and will be re-designated as the Company's "Common Shares." Each of the Class A shares, which currently have one vote per share, will be reclassified into 1.15 Common Shares, resulting in the issuance of approximately 1.6 million additional shares that will increase the Company's total shares outstanding by approximately 8.0%. The Board of Directors of the Company has recommended that shareholders vote for the share reclassification.

Jo-Ann Stores, Inc. (http://www.joann.com), the leading national fabric and craft retailer with locations in 47 states, operates 819 Jo-Ann Fabrics and Crafts traditional stores and 85 Jo-Ann superstores.

The Company is soliciting proxies for the special meeting of shareholders relating to the proposed reclassification transaction through a proxy statement/prospectus that has been filed with the Securities and Exchange Commission as part of a Form S-4 Registration Statement. The Company has mailed copies of the proxy statement/prospectus, along with proxy forms, to its shareholders in connection with the special meeting of shareholders. The proxy statement/prospectus contains important information regarding the solicitation by the Company and other important information about the reclassification transaction.

Shareholders of the Company are urged to read the proxy statement/prospectus because it contains important information. Shareholders of the Company may obtain, free of charge, copies of the proxy statement/prospectus and other documents filed by the Company with the Securities and Exchange Commission at the Internet website maintained by the Securities and Exchange Commission at www.sec.gov. These documents may also be obtained free of charge by calling Ms. Wendy Stewart at 330-656-2600.



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"TO SERVE AND INSPIRE CREATIVITY"

Jo-Ann Stores Special Shareholders Meeting
Page 2

This press release contains forward-looking statements that are subject to certain risks and uncertainties. Our actual results, performance or achievements may materially differ from those expressed or implied in the forward-looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, changes in customer demand, changes in trends in the fabric and craft industry, seasonality, the availability of merchandise, changes in the competitive pricing for products, and the impact of our and our competitors' store openings and closings, fuel and energy costs, changes in tariff and freight rates, consumer debt levels, and other capital market and geo-political conditions. Other important factors that may cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the Company's Securities and Exchange Commission filings.

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